UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

December 18, 2009

To whom it may concern

Mizuho Securities Co., Ltd.

Tokyo District Court’s Judgment Regarding Damages Lawsuit to be Appealed

Today, Mizuho Securities Co., Ltd. (the “Company”) has decided to file an appeal from the first instance judgment (the “Judgment”) pronounced by the Tokyo District Court on December 4, 2009 in the lawsuit (2006 (wa) No. 23958 Case Claiming Damages) filed by the Company for damages against the Tokyo Stock Exchange, Inc. (the “TSE”).

In the Judgment, with respect to the arguments made by the Company and the TSE, respectively, the court of first instance rendered a determination on each of the issues put before the court. The Company has scrutinized the substance of the Judgment with its counsel and carefully considered whether to appeal to the Tokyo High Court in light of the Company’s position as a securities firm supporting the capital markets. As a result, the Company has concluded that the Judgment is not acceptable and that it is necessary to seek the decision of the Tokyo High Court by again asserting and proving the Company’s position in the appellate instance. Today, the Company has thus determined that it is obliged to file an appeal from the Judgment.

The Company will continue, as a participant in the securities markets, to endeavor to rationalize and improve its internal systems for controlling order placement functions, including efforts to prevent the recurrence of wrong order placement.

End.

(For your reference: Development of the case)

December 8, 2005

During its commissioned ordering of sale of a share of J-COM Co., Ltd. (stock code number: 2462), the Company erroneously placed an order to the TSE by ordering the sale of 610,000 shares of J-COM Co. Ltd. stock at a price of 1 yen instead of the intended sale of 1 share of J-COM Co., Ltd. stock at a price of 610,000 yen.

The Company immediately realized the mistake after placing the order and properly submitted several cancel orders. However, the TSE failed to process the cancellation in accordance with the cancel orders due to a defect in the TSE’s electronic trading system, and thus allowed the sales of the shares composing the order to be completed even after the cancel orders were received. As a result, the Company eventually accrued a loss of approximately 40.7 billion yen.

March to August 2006	The Company and the TSE held discussions regarding the sharing of the loss incurred by the Company. No progress was made.

October 27, 2006	The Company filed a lawsuit against the TSE in the Tokyo District Court seeking damages (approximately 41.5 billion yen in total), which consist of the portion of the above-mentioned total loss (approximately 40.7 billion yen) that accrued after the Company placed the cancel order to the TSE and other expenses.

December 4, 2009

Judgment rendition by the Tokyo District Court.

The Tokyo District Court rendered a judgment (with the declaration of provisional execution), ordering the TSE to pay to the Company: (1) 10,712,128,508 yen; (2) Interest on the portion of 10,512,128,508 yen of the amount in (1), at the rate of: (a) 5% per annum accruing for the period from December 8, 2005 to September 15, 2006, and (b) 6% per annum for the period from September 16, 2006 to the time the full amount is paid; and (3) Interest on the portion of 200,000,000 yen of the amount in (1), at the rate of 5% per annum for the period from December 8, 2005 to the time the full amount is paid.

End.

For any inquiries, please contact: Mizuho Securities Co., Ltd. Corporate Communications Dept. Tel +81-3-5208-2030